

Mail Stop 3561

January 22, 2008

Timothy F. Danello
Senior Vice President and Assistant General Counsel
Wachovia Corporation
301 South College Street
Charlotte, NC 28288-0166

Re: Wachovia Commercial Mortgage Securities, Inc.
Registration Statement on Form S-3
Registration No. 333-148628
Filed on January 11, 2008

Dear Mr. Danello:

        This is to advise you that we have performed a limited review of the above registration statement and have the following comment. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comment.

Prospectus Supplement

Additional Mortgage Loan Information, page S-57

1.   We note your disclosure in the final carry-over paragraph on page S-57 that the "revenue" component of "Net Cash Flow" for each rental property may be based, among other things, on "other indications of anticipated income." Please revise to explain in detail each indicator used to determine the revenue portion of Net Cash Flow, and remove general references to "other" indicators not described in your disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call the undersigned at (202) 551-3412.

Sincerely,

Amanda McManus
Branch Chief - Legal

Cc: Stuart Goldstein, Esq.
       Cadwalader, Wickersham & Taft LLP